FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Diener Ronald G. (Last) (First) (Middle) c/o Optio Software, Inc. 3015 Windward Plaza, Windward Fairways II (Street) Alpharetta GA 30005 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Optio Software, Inc. (OPTO) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 03/12/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

      10% Owner

      Officer (give title below)

  X(1)  Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								1,400	D
Common Stock								499,000	I	By the Ronald G. Diener Trust
Common Stock								53,400	I	By the Charles Schwab & Co., Inc. / Ronald G. Diener IRA

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non-Qualified Stock Option	$0.37	3/12/03		A(2)		A		3/12/03	(3)	Common Stock	10,000		10,000	D

Explanation of Responses:

(1)  The reporting person is a member of a Section 13(d) group of which the members agreed to vote in concert to increase the size of the board of directors of the Issuer and elect new directors, as more fully described in the group Schedule 13D filed with the Securities and Exchange Commission on January 6, 2003.  For purposes of this filing, the reporting person disclaims beneficial ownership of the securities beneficially owned by the other members of the group.

(2)  Pursuant to the Optio Software, Inc. Directors’ Stock Option Plan, filed as Exhibit 10.2 to the Registration Statement of Optio Software, Inc. on Form S-1 with the Securities and Exchange Commission on October 15, 1999.

(3)  The earlier of the date the option is exercised in full or March 12, 2013.

/s/ RONALD G. DIENER ** Signature of Reporting Person	March 12, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002